UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 1 October 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
(“Gold Fields” or the “Company”)
DEALING IN SECURITIES BY AN EXECUTIVE
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited (the “ Listings Requirements")
we hereby advise that Mr. BM Mattison, an executive of Gold Fields
Limited, sold Gold Fields Limited shares on the open market.
Details of the transactions are set out below:
Name of executive
BM Mattison
Nature of transaction
On market sale of shares
Transaction Date
30 September 2021
Number of Shares
30 000
Class of Security
Ordinary Shares
Market Price per Share
R121.51
Total Value
R3,645,300
Vesting Period
Nil
Nature of interest
Direct and Beneficial
Clearance to deal has been obtained in terms of 3.66 of the Listings
Requirements.
30 September 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 1 October 2021
By:
/s/ C I Griffith
Name:
CI
Griffith
Title:
Chief Executive Officer